Mail Stop 6010

August 1, 2006

Via U.S. Mail and Facsimile to (609) 799-3297

Maureen B. Bellantoni
Chief Financial Officer
Integra LifeSciences Holdings Corporation
311 Enterprise Drive
Plainsboro, NJ 08536

> **Re: Integra LifeSciences Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed May 15, 2006**
> **Form 8-K filed May 8, 2006**
> **File No. 000-26224**

Dear Ms. Bellantoni:

We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in the comment. In the comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-11

1.   We note disclosure that your products are sold through distributor arrangements.
        Please describe for us the significant terms of your agreements with distributors,
        including payment, return, exchanges, repurchase and other significant matters.
        Also, please explain and support when you recognize revenue to distributors.
        Refer to SAB 104 and SFAS 48 as necessary. Finally, expand your revenue
        recognition policy disclosures related to distributor sales transactions, as
        necessary, in future filings.

Note 14. Commitments and Contingencies, page F-30

2.   We note disclosure on page F-31 that various outstanding claims, lawsuits and
        proceedings "are either adequately covered by insurance or other wise
        indemnified". Please demonstrate for us how your contingency accounting
        policies comply with SFAS 5.   In this regard, confirm you accrue for loss
        contingencies on a gross basis before consideration of any possible insurance
        proceeds. Please revise future filings to address our concerns and to clearly
        indicate your policies comply with SFAS 5.

Form 8-K filed May 8, 2006

3.   We note that you present non-GAAP measures in the form of an adjusted
        statement of operations. This format may be confusing to investors as it reflects
        non-GAAP measures which have not been otherwise described to investors,
        including non-GAAP cost of product revenues, non-GAAP research and
        development, non-GAAP selling, general and administrative, non-GAAP total
        costs and expenses, non-GAAP operating income, non-GAAP income before
        income taxes, non-GAAP provision for income taxes, non-GAAP net income and
        net income for diluted EPS, and non-GAAP diluted weighted average common
        shares outstanding. In fact, it appears that management does not use all of these
        non-GAAP measures. To eliminate investor confusion, please disclose only those
        non-GAAP measures used by management that you wish to highlight for
        investors, with the appropriate disclosures and reconciliations for each measure.

4.   Under Regulation G and Item 10(e)(1)(i) of Regulation S-K, you must accompany
        each non-GAAP financial measure with the following:

        ·   A presentation, with equal or greater prominence, of the most directly
                comparable financial measure or measures calculated and presented in
                accordance with Generally Accepted Accounting Principles (GAAP);

·   A reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;

·   A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and

·   To the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure.

This applies to every amount that you present as a non-GAAP measure including shares and per share amounts. When you present a statement of non-GAAP measures, please note that each measure in the statement represents a non-GAAP measure for which you should provide the required disclosures. The reconciliation should both identify and quantify each reconciling adjustment included in the non-GAAP measure. The statement of reasons should address each of the adjusting items included in the non-GAAP measure to the extent necessary to explain the reasons why management believes the measure is useful. The discussion of your reasons for providing the measure should be specific and not broad or overly vague. You should include the required disclosures for each non-GAAP measure you present. Please revise future filings to comply and provide us with a sample of your proposed disclosure.

5.   While there is no *per se* prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure and similar considerations may apply under Item 12 of Form 8-K. In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to <u>each</u> measure and not a broad overall, vague disclosure:

·   the manner in which management uses the non-GAAP measure to conduct
         or evaluate its business;

·   the economic substance behind management's decision to use such a
         measure;

·   the material limitations associated with use of the non-GAAP financial
         measure as compared to the use of the most directly comparable GAAP
         financial measure;

·   the manner in which management compensates for these limitations when
         using the non-GAAP financial measure; and

·   the substantive reasons why management believes the non-GAAP
         financial measure provides useful information to investors.

Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial
Measures dated June 13, 2003. Please revise future filings to comply and provide
us with a sample of your proposed disclosure.

6.   With respect to your use of a per share measure that is not calculated using a share
        figure that is presented on a diluted basis in accordance with GAAP, specifically
        non-GAAP adjusted diluted earnings per share, you should consider whether this
        presentation complies with the requirement of Regulation G that a registrant, or a
        person acting on its behalf, shall not make public a non-GAAP financial measure
        that, taken together with the information accompanying that measure, contains an
        untrue statement of a material fact or omits to state a material fact necessary in
        order to make the presentation of the non-GAAP financial measure, in light of the
        circumstances under which it is presented, not misleading. See Rule 100 of
        Regulation G.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
         filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant